Exhibit 99.1

Galmed Pharmaceuticals Secures New Patent Grant Extending Aramchol’s Patent Protection to 2039, Strengthening Leadership in NASH/MASH Combination Therapy

TEL AVIV, Israel, March 20, 2025 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on liver, cardiometabolic diseases and GI oncological indications, today announced the grant of a new patent related to its lead compound, Aramchol. The patent covers the use of a combination therapy of Aramchol and Resmetirom (MGL-3196, Rezdiffra) for the treatment of non-alcoholic steatohepatitis (NASH), also known as metabolic dysfunction-associated steatohepatitis (MASH), and liver fibrosis.

With this latest patent, Galmed is strengthening and extending Aramchol’s patent protection through September 2039, securing long-term market exclusivity for its novel NASH therapy.

This 15-year exclusivity runway is a significant intellectual property milestone for Galmed, positioning the Company to fully capitalize on Aramchol’s commercial potential in the coming years.

The new patent comes at a pivotal moment in the NASH/MASH field, as the industry shifts toward combination therapies to address this complex disease.

NASH is a chronic liver condition characterized by multiple intertwined pathologies – excessive liver fat, metabolic dysfunction, and fibrosis. Recent regulatory developments underscore the need for multi-faceted treatment approaches: in March 2024, the FDA approved Rezdiffra (Resmetirom) as the first-ever drug for NASH patients with liver fibrosis, a milestone that validates the therapeutic potential in this space. However, experts widely agree that no single agent is likely to fully treat NASH, given its complex pathogenesis, and that combination therapy will be key to effective management.

Commercial interest in NASH is surging – according to a recent report published by the international consulting firm Research Nester, the global NASH treatment market is projected to grow from about $5.2 billion in 2022 to over $48 billion by 2035, reflecting enormous unmet need and revenue opportunity.

Within this landscape, Galmed’s strategy of combining Aramchol with complementary agents aims to position the Company to be at the forefront of next-generation NASH/MASH therapies.

The Company believes that Aramchol’s competitive advantage lies in its unique mechanism of action and proven anti-fibrotic efficacy, which make it an ideal backbone for combination regimens. Galmed’s lead compound is a first-in-class stearoyl-CoA desaturase-1 (SCD1) modulator that directly targets the fibrogenesis process in the liver. Aramchol has been shown to down-regulate the expression and activity of SCD1 in hepatic stellate cells, thereby reducing the formation of scar tissue (fibrosis) in the liver.

This differentiated mechanism sets Aramchol apart from other NASH therapies in development, which often target metabolic aspects such as liver fat or inflammation. Importantly, Aramchol’s profile is highly synergistic with metabolic NASH drugs: it can serve as a potent anti-fibrotic agent alongside compounds that reduce liver fat and improve metabolic parameters.

Galmed has long championed this multi-modal approach, believing that the optimum treatment for NASH/MASH will be combination therapy.

The newly granted patent covering Aramchol with Resmetirom – a thyroid hormone receptor-β agonist that reduces liver fat – exemplifies this strategy by pairing two selective compounds with complementary actions.

Galmed’s confidence in Aramchol’s role in combination treatment is supported by encouraging clinical results. In the Open-Label phase of Galmed’s Phase 3 ARMOR study, NASH patients treated with Aramchol (300mg twice daily) achieved a high rate of fibrosis improvement.

These interim results demonstrate Aramchol’s robust anti-fibrotic effect in humans, addressing one of the major challenges in NASH treatment. When combined with a metabolic agent such as Resmetirom, which primarily tackles hepatic fat and metabolic dysfunction, Aramchol could help deliver a more comprehensive therapeutic solution for NASH patients. This two-pronged approach has the potential to improve overall efficacy and patient outcomes beyond what monotherapies have accomplished to date. Galmed’s latest patent solidifies its first-mover advantage in NASH combination therapy, ensuring that Aramchol-based combinations are protected as the NASH treatment paradigm evolves toward combination regimens.

Allen Baharaff, Chief Executive Officer and President of Galmed Pharmaceuticals, commented: “This new patent for the combination of Aramchol and Resmetirom reflects the same spirit of earlier patents granted to Galmed by the United States Patent and Trademark Office (USPTO) for the treatment of hepatic fibrosis. It is clear today that NASH is a chronic condition with multiple liver pathologies. Among all pathologies, excessive liver fat, high glycemic index, and fibrosis are major treatment challenges. By combining Aramchol and Resmetirom, two distinct and selective compounds with complementary mechanisms, we believe this will provide an outstanding treatment for NASH.”

Galmed’s strengthened IP portfolio, now extending nearly two decades, enhances its strategic flexibility – from partnering opportunities to eventually commercializing Aramchol as a cornerstone of combo-therapy regimens in NASH. As the NASH/MASH market advances into a new era of approved therapies and combination approaches, Galmed stands well-positioned to drive innovation and capture significant value on behalf of patients and investors alike.

About Galmed Pharmaceuticals Ltd.

We are a clinical stage biopharmaceutical company focused on the development of Aramchol for liver and fibro-inflammatory diseases. We have focused almost exclusively on developing Aramchol for the treatment of NASH and are currently developing Aramchol for PSC and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to our objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that we intend, expect, project, believes or anticipate will or may occur in the future. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the timing and cost of any pre-clinical or clinical trial, for our product candidates; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol or any other product candidate; our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASHMASH, in patients or any other targeted indication; third-party payor reimbursement for Aramchol or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; our ability to maintain the listing of our ordinary share on The Nasdaq Capital Market; and our expectations regarding licensing, acquisitions and strategic operations. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 4, 2024 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

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For further information: For further information: Guy Nehemya, Chief Operating Officer, Galmed Pharmaceuticals Ltd., investor.relations@galmedpharma.com, +972-3-693-8448